SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)*

NAME OF ISSUER:   Universal Seismic Associates, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0001 per share.

CUSIP NUMBER:  91382810

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Michael T. Kanarellis
     c/o TechnoFlex, Inc.
     10000 Memorial, Suite 250
     Houston, Texas  77024
     Tel:  (713) 956-8844
     Fax:  (713) 956-9898

DATE OF EVENT WHICH REQUIRES FILING:  February 18, 1997

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2)*


NAME OF ISSUER:   Universal Seismic Associates, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0001 per share.

CUSIP NUMBER:  91382810

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:

     Robert J. Kecseg
     c/o First Research Financial, Inc.
     6210 Beltline Road, Suite 155
     Irving, Texas  75063
     Tel: (214) 714-9380
     Fax: (214) 714-9383

DATE OF EVENT WHICH REQUIRES FILING:  February 18, 1997

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ______

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  91382810

1.   NAME OF REPORTING PERSON:  Robert J. Kecseg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  X        (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS:  PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No  X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  37,300

8.   SHARED VOTING POWER: 2,000

9.   SOLE DISPOSITIVE POWER:  37,300

10.  SHARED DISPOSITIVE POWER: 2,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  39,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  X

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             .75%

14.  TYPE OF REPORTING PERSON:  IN

     Item 1.   Security and Issuer

          No change.

     Item 2.   Identity and Background

          No change.

     Item 3.   Source and Amount of Funds or Other
               Consideration

          No change.

     Item 4.   Purpose of Transaction

          Item 4, as previously amended, remains unchanged, except that the following information is hereby added thereto:

          Prior to the scheduled date of the Annual Meeting, the Committee commenced litigation in Delaware Federal Court seeking to enjoin the Annual Meeting based on the Company's alleged violations of the Federal securities laws.
Following a hearing held on January 27, 1997, the Court issued an order that the polls for the Annual Meeting be held open for two weeks following the scheduled date of the Meeting. The Annual Meeting was held on January 28, 1997, and the polls closed on February 11, 1997 on which date the January 28, 1997 meeting was reconvened. As a result of the stockholder vote thereof, Company management's slate of director nominees were elected to the Company's Board of Directors.

          On February 3, 1997, Robert Kecseg redemanded a stockholders' list and related materials from the Company and filed a written consent in respect of the removal of the Company's current Board members and their replacement with the Committee's five-person slate, thereby setting a new record date of February 3, 1997 for its continuing consent solicitation. The Committee is currently contemplating whether to actively conduct such solicitation. The Company did not timely comply under Delaware law with the Committee's demand for a stockholders' list.

     Item 5.   Interest in Securities of the Issuer

          (a)  The aggregate percentage of shares of Common
Stock reported owned by each person herein is based upon 5,229,109 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 20, 1997, as reported by the Company in its Form 10-Q for the period ending December 31, 1996, filed with the Securities and Exchange Commission on February 21, 1997.

As of the date of this Statement:

          (i) Michael T. Kanarellis is the beneficial owner of 215,900 shares of Common Stock, which represented approximately 4.13% of the issued and outstanding number of shares of Common Stock as of February 20, 1997.

          (ii) Robert J. Kecseg is the beneficial owner of 39,300 shares of Common Stock, which represented approximately .75% of the issued and outstanding shares of Common Stock as of February 20, 1997.

          (iii) In the aggregate, the Group Members beneficially own a total of 255,200 shares of Common Stock, which represented approximately 4.88% of the issued and outstanding shares of Common Stock as of February 20, 1997.

          (b) Michael T. Kanarellis has the sole power to vote and dispose of the shares beneficially owned by him. Robert J. Kecseg has the sole power to vote and dispose of 37,300 of the shares beneficially owned by him. Mr. Kecseg shares the power to vote and dispose of 1,000 shares beneficially owned by him with Wendy Kecseg, his wife. Mrs. Kecseg's residential address is 5320 Carnaby Street, Building 7, No. 167, Irving, Texas 75038. Mrs. Kecseg is not presently employed. Mr. Kecseg shares the power to vote and dispose of 1,000 shares beneficially owned by him with L.J. Moser. Mr.Moser's business address is c/o Moser Foods, Inc., 1038 East Main Street, Mesa, Arizona 85203. Mr. Moser is the President of Moser Foods, Inc., a restaurant company. Neither of Mrs. Kecseg nor Mr. Moser has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, none of such persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c)  Robert Myer sold an aggregate of 7,800
shares of Common Stock with respect to which he shared voting and dispositive power with Mr. Kecseg on February 18, 1997, for an aggregate price of $21,150.

          (d) No person other than each respective owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

          (e)  On February 18, 1997, Messrs. Kanarellis and
Kecseg as a group ceased to be the beneficial owners of more than five (5%) percent of the Common Stock.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          No change.

     Item 7.   Material to be Filed as Exhibits

          No change.

                           Signature


          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 28, 1997

                                    Michael T. Kanarellis
                                    -----------------------
                                    Michael T. Kanarellis

                                    Robert J. Kecseg
                                    -----------------------
                                    Robert J. Kecseg